UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)

State Auto Financial Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

855-707105

(CUSIP Number)

August 7, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

SCHEDULE 13G/A (Amendment No. 18)

CUSIP No.: 855-707105

1	Name of reporting person State Automobile Mutual Insurance Company
2	Check the appropriate box if a member of a group The reporting person disclaims membership in any group. (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Ohio
	5	Sole voting power 25,959,216.3 Common Shares (as of August 18, 2015)
	6	Shared voting power -0- Common Shares (as of August 18, 2015)
	7	Sole dispositive power 25,959,216.3 Common Shares (as of August 18, 2015)
	8	Shared dispositive power -0- Common Shares (as of August 18, 2015)
9	Aggregate amount beneficially owned by each reporting person 25,959,216.3 Common Shares (as of August 18, 2015)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 63.0% (as of August 18, 2015)
12	Type of reporting person IC

Items 1 Through 10

of

Schedule 13G/A (Amendment No. 18)

for

State Automobile Mutual Insurance Company

Item 1.

(a)	Name of Issuer: State Auto Financial Corporation (“State Auto Financial”)

(b)	Address of Issuer’s Principal Executive Offices: 518 East Broad Street, Columbus, Ohio 43215

Item 2.

(a)	Name of Person Filing: State Automobile Mutual Insurance Company (“State Auto Mutual”)

(b)	Address of Principal Business Office:

518 East Broad Street, Columbus, Ohio 43215

(c)	Place of Organization: Ohio

(d)	Title of Class of Securities: Common Shares, without par value (the “STFC Shares”)

(e)	CUSIP Number: 855-707105

Item 3.	Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

Explanatory Note

As previously reported in State Auto Mutual’s Schedule 13G/A filings (see Schedule 13G/A (Amendment No. 13) filed on May 13, 2013 and Schedule 13G/A (Amendment No. 17) filed on February 24, 2015), its Board of Directors has authorized State Auto Mutual to make open market purchases of STFC Shares in amounts to maintain a greater than 60% ownership interest in the outstanding STFC Shares, and since March 23, 2015, State Auto Mutual has made open market purchases of STFC Shares pursuant to a Rule 10b5-1 purchase plan. On August 7, 2015, the State Auto Mutual Board of Directors voted to suspend this Rule 10b5-1 purchase plan. However, State Auto Mutual may, in its discretion, continue to make open market purchases of STFC Shares from time to time, but only during open trading windows as declared by State Auto Financial. State Auto Mutual also affirms its intention to maintain a greater than 60% ownership interest in the outstanding STFC shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

STATE AUTOMOBILE MUTUAL INSURANCE COMPANY

August 20, 2015	By	/s/ James A. Yano
James A. Yano, Senior Vice President and General Counsel